SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For September 6, 2002



                                  CNOOC Limited

                 (Translation of registrant's name into English)
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                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)


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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Press Release
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CNOOC Signed Supplemental Development Agreement

(Hong Kong, September 6, 2002) - CNOOC Limited (the "Company", SEHK: 883;
NYSE: CEO) announced today that its parent company, China National Offshore Oil Corporation ("CNOOC") had signed a supplemental development agreement regarding the CFD 11-1/11-2 oil fields in 04/36 Block in Bohai Bay, with Kerr-McGee China Petroleum Limited, a subsidiary of Kerr-McGee Corp. (NYSE:
KMG) and Sino-American Energy Corp., a wholly owned subsidiary of Ultra Petroleum Corp. (AMEX: UPL). The agreement marks concurrence on major issues of the oilfield development among the parties.

The CFD 11-1/11-2 oil fields are about 90 kilometers offshore southeast of Tanggu. The contract covers an area of 91 square kilometers. These two oil fields were discovered at the end of 1999 and in the middle of 2001, respectively. Under the agreement, the Company and its partners will draw up an overall development plan for the development of these two fields.

The CFD 11-1/11-2 oil fields will be developed in two phases. The first phase of the project, consisting of a central platform, one wellhead platform, a single point mooring system and an FPSO unit, is expected to come on-line in the second half of 2004. The second phase will include an additional wellhead platform.

Subject to final government approval, the Company will have a 51% working interest in these two oil fields. Kerr-McGee, as the operator, will have a 40.1% working interest and Sino-American Energy will have an 8.9% working interest.

"The discovery and development of the CFD11-1/11-2 oil fields is the result of the mutual cooperation between the Company and its partners. It also demonstrates the exploration and development potential in Bohai Bay," commented Mr. Zhou Shouwei, President and Executive Director of the Company. "The Bohai area is the focus of our exploration and development program and a major part of our production growth."

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2001, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 261,379 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.


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*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***
For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
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Ms. Anne Lui/ Mr. Henry Chua
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8082
Fax: 852-2510-8199
E-mail:  anne.lui@knprhk.com
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          henry.chua@knprhk.com
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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                  CNOOC Limited


                                  By:  /s/ Cao Yunshi
                                     ----------------------
                                       Name:   Cao Yunshi
                                       Title:  Company Secretary,
                                               General Counsel and
                                               Senior Vice President


Dated: September 6, 2002